POTOMAC FUNDS

Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3

The Potomac Funds (the “Trust”) hereby adopt this Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

A.    CLASSES OFFERED

Each series of the Trust may offer Investor Class and Advisor Class shares. Each series of the Trust listed in Schedule A (each, a “Fund”) may offer two classes of shares pursuant to this Amended and Restated Multiple Class Plan.

1.    Investor Class. Investor Class shares are offered for purchase to investors directly from the Trust’s principal underwriter. Investor Class shares will be sold without any sales charges, but will be subject to a Rule 12b-1 fee. As set forth on Schedule A, each Investor Class share may be subject to a Rule 12b-1 fee at a specified annual rate of its average daily net assets attributable to Investor Class shares.

2.    Advisor Class. Advisor Class shares are offered for purchase through investment advisers, banks or other authorized intermediaries who have entered into an agreement with the Trust’s principal underwriter. Investor Class shares will be sold without any sales charges, but will be subject to a Rule 12b-1 fee. As set forth on Schedule A, Advisor Class shares generally will pay Rule 12b-1 fees at the annual rate of up to 1.00% of a Fund’s average daily net assets attributable to Advisor Class shares, 0.75% of which represents an asset-based sales charge and 0.25% of which represents a service fee.

B.    EXPENSE ALLOCATIONS OF EACH CLASS

Certain expenses may be attributable to a particular class of shares of a Fund (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular class and, thus are borne on a pro rata basis by the outstanding shares of that class.

Each class may pay a different amount of the following other expenses: (1) distribution and service fees, (2) transfer agent fees identified as being attributable to a specific class, (3) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a class, (4) Blue Sky registration fees incurred by a specific class of shares, (5) Securities and Exchange Commission registration fees incurred by a specific class of shares, (6) expenses of administrative personnel and services required to support the shareholders of a specific class, (7) trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares, (8) accounting expenses relating solely to a specific class of shares, (9) auditors’ fees, litigation expenses, and legal fees and expenses relating to a specific class of shares, and (10) expenses incurred in connection with shareholders meetings as a result of issues relating to a specific class of shares.

C.    ADDITIONAL INFORMATION

This Multiple Class Plan is qualified by and subject to the terms of the then current prospectus for the applicable classes; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the classes contained in this Plan. The Trust’s prospectus contains additional information about the Investor Class and Advisor Class shares and the Trust’s multiple class structure.

Dated: November 4, 1999, as amended November 18, 2005

Schedule A
to the
Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3

Investor Class

The following Funds listed below may be subject to a Rule 12b-1 fee of up to 0.25%:

Evolution Managed Bond Fund
Evolution Managed Equity Fund

Advisor Class

The following Funds listed below may be subject to a Rule 12b-1 fee of up to 1.00%:

Evolution Managed Bond Fund
Evolution Managed Equity Fund

Dated: November __, 2005